

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

May 7, 2020

<u>VIA EMAIL</u>

Susan A. Pereira
Vice President & Assistant General Counsel
MFS
111 Huntington Ave
Boston, Massachusetts 02199-7632

Re: <u>MFS Variable Insurance Trust II; File No. 811-03732; Accession number 0000912938-19-000533</u>

Dear Ms. Pereira:

By form APP-WD filed with the Securities and Exchange Commission on December 19, 2019, you requested that the above-referenced Form N-8F, filed under the Investment Company Act of 1940, be withdrawn. Please be advised that your request for withdrawal has been granted, pursuant to delegated authority.

Sincerely,

/s/ Andrea Ottomanelli Magovern

Andrea Ottomanelli Magovern
Branch Chief

cc: Samuel K. Thomas, U.S. Securities and Exchange Commission
Lisa Foley, MFS